Exhibit 99.1

GERDAU S.A. Tax ID (CNPJ/ME) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME) 92.690.783/0001-09 Registry (NIRE): 35300520751

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Company”) hereby announces that its Board of Directors has approved its climate change strategy, as well as the target to reduce its emissions to 0.83 tonne of CO2e per tonne of steel produced by 2031. The Company emitted 0.93 t CO2e / tonne of steel as for scopes 1 and 2 in 2020.

Gerdau’s production model and efforts for over a century have placed the Company at the vanguard on the issue of greenhouse gas emissions.

Currently, we have one of the lowest emission averages in the steel industry, which is equivalent to approximately half of the global industry average.

✓	73% of the steel we produce comes from recycling of ferrous scrap.

Gerdau S.A. is the largest recycler in Latin America, transforming 11 million tonnes of scrap into steel. This enables us to save natural resources and reduce energy consumption and greenhouse gas emissions.

✓	World’s largest charcoal producer.

The Company has more than 250,000 hectares of forests. Our planted forests are sources of renewable raw material in the production of charcoal, a bioreducer used to produce pig iron, resulting in decreased emissions of greenhouse gases.

✓	High gas reuse level.

Currently, we are leaders in managing greenhouse gases and being renowned as a benchmark for industry entities. Our constant efforts include the use of renewable sources, recycling, reduction of raw material consumption and energy efficiency.

Reduction from 0.93t CO2e / tonne of steel (2020)
to 0.83t CO2e / tonne of steel in scopes 1 and 2 by 2031

To this end, we will give priority to:

☐	Greater energy and operational efficiency;

☐	Higher use of scrap;

☐	Expansion of our forestry base and renewable energy sources; and

☐	Investment on new technologies and open innovation.

With this reduction, we are reaching a new level, at which the global steel industry would have to cut about 50% its current greenhouse gas emissions to reach it.

In 2031, once we achieve this target, the Company will be in a further strategic position among the world’s most efficient steel producers in terms of greenhouse gas emissions.

The Company aims to be carbon neutral by 2050

For this, disruptive technologies are necessary in steel production, which are not yet economically and operationally feasible on an industrial scale. To contribute to this scenario, we continue to study and collaborate with diverse partners and entities in the sector to seek low carbon solutions.

As part of this journey, public policies and measures to reduce greenhouse gas emissions from industrial processes will also be necessary.

Our efforts are also dedicated to clean and renewable energy solutions. Gerdau S.A. has already announced the construction of solar complexes in Brazil and the United States.

Moreover, we will continue to streamline our production processes and invest in new energy matrices and open innovation.

Learn more at https://www2.gerdau.com.br/clima.

Click here and watch the video about the challenges of decarbonization in the steel industry.

São Paulo, February 1st, 2022.

Rafael Dorneles Japur
Executive Vice-President
Investor Relations Officer